UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Surgical Care Affiliates, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86881L106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): MTS-SCA Acquisition LLC

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,328,027

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 2,328,027

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Principal Opportunities Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027*

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the member of and owner of a majority in interest of the shares of MTS-SCA Acquisition LLC.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027*

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) IA, PN

* Solely in its capacity as the duly elected investment manager of OCM Principal Opportunities Fund IV, L.P.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Principal Opportunities Fund IV GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027*

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Principal Opportunities Fund IV GP Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as a general partner of OCM Principal Opportunities Fund IV GP, L.P.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the duly appointed manager of Oaktree Capital Group, LLC.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): MTS Health Investors II GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as managing member of MTS-SCA Acquisition LLC.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): MTS Health Investors II GP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as managing member of MTS Health Investors II GP, LLC.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): MTS Health Partners LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as managing member of MTS Health Investors II GP Holdings, LLC.

CUSIP No 86881L106		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): MTS Health Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 2,328,027 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 2,328,027 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,027

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.1%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of MTS Health Partners LP.

CUSIP No 86881L106	13G

Item 1(a)                                             Name of Issuer:

Surgical Care Affiliates, Inc. (the “Issuer”)

Item 1(b)                                             Address of Issuer’s Principal Executive Offices:

520 Lake Cook Road, Suite 250

Deerfield, IL  60015

Item 2(a)                                             Name of Person Filing:

MTS-SCA Acquisition LLC (“MTS-SCA”), OCM Principal Opportunities Fund IV, L.P. (“POF IV”), Oaktree Capital Management, L.P. (“OCM”), Oaktree Holdings, Inc. (“Holdings Inc.”), OCM Principal Opportunities Fund IV GP, L.P. (“POF IV GP”), OCM Principal Opportunities Fund IV GP Ltd. (“POF IV GP Ltd.”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings”), Oaktree Capital Group, LLC (“OCG”), Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), MTS Health Investors II GP, LLC (“MTS Health GP”), MTS Health Investors II GP Holdings, LLC (“MTS Health GP Holdings”), MTS Health Partners LP (“Health Partners”) and MTS Health Partners GP, LLC (“Health Partners GP”).

Item 2(b)                                             Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of POF IV, OCM, Holdings Inc., POF IV GP, POF IV GP Ltd., GP I, Capital I, Holdings I, Holdings, OCG and OCGH GP is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

The address of the principal business office of each of MTS-SCA, MTS Health GP, MTS Health GP Holdings, Health Partners and Health Partners GP is 623 Fifth Avenue, 14th Floor, New York, NY 10022.

Item 2(c)                                             Citizenship:

Each of MTS-SCA, Holdings I, Holdings, OCG, OGCH GP, MTS Health GP, MTS Health GP Holdings and Health Partners GP is a limited liability company organized under the laws of the State of Delaware.

Each of OCM, GP I, Capital I and Health Partners is a limited partnership organized under the laws of the State of Delaware.

Holdings Inc. is a corporation organized under the laws of the State of Delaware.

Each of POF IV and POF IV GP is a Cayman Islands limited partnership.

POF IV GP Ltd. is a Cayman Islands exempted company.

Item 2(d)                                             Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

CUSIP No 86881L106	13G

Item 2(e)                                              CUSIP Number:

Cusip Number  86881L106

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4                                                            Ownership:

(a)                                 Amount beneficially owned and (b) percent of class:

(1)                                 MTS-SCA directly owns 2,328,027 shares of the Issuer’s Common Stock, or approximately 6.1% of the total number of shares of Common Stock outstanding.

(2)                                 POF IV is a member of and holds a majority in interest of the shares of MTS-SCA and may be deemed to share beneficial ownership of the shares held by MTS-SCA by virtue of its ability to indirectly control the decisions of MTS-SCA.

(3)                                 OCM, in its capacity as the duly appointed investment manager of POF IV, has the ability to direct the investment decisions of the POV IV, including the power to direct the decisions of POF IV regarding the vote and disposition of securities held by MTS-SCA; therefore, OCM may be deemed to beneficially own the shares of Common Stock of the Issuer held by MTS-SCA.

CUSIP No 86881L106	13G

(4)                                 Holdings Inc., in its capacity as general partner of OCM, has the ability to direct the management of OCM’s business, including the power to direct the decisions of OCM regarding the vote and disposition of securities held by MTS-SCA; therefore, Holdings Inc. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(5)                                 POF IV GP, in its capacity as the general partner of the POF IV, has the ability to direct the management of the POF IV’s business, including the power to direct the decisions of the POF IV regarding the vote and disposition of securities held by MTS-SCA; therefore, POF IV GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by MTS-SCA.

(6)                                 POF IV Ltd., in its capacity as the general partner of the POF IV GP, has the ability to direct the management of POF IV GP’s business, including the power to direct the decisions of POF IV GP regarding the vote and disposition of securities held by POF IV; therefore, POF IV Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(7)                                 GP I, in its capacity as the general partner of POF IV GP Ltd., has the ability to direct the management of POF IV GP Ltd.’s business, including the power to direct the decisions of POF IV GP Ltd. regarding the vote and disposition of securities held by MTS-SCA; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(8)                                 Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by MTS-SCA; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(9)                                 Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by MTS-SCA; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(10)                          Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by MTS-SCA; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(11)                          OCG, in its capacity as (i) the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held directly by MTS-SCA, and (ii) the sole shareholder of Holdings Inc., has the ability to appoint and remove directors of  Holdings Inc., and, as such, may indirectly control the decisions of Holdings Inc. regarding the vote and disposition of securities held by MTS-SCA; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(12)                          OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to direct the management of OCG’s business, including the power to direct the decisions of OCG regarding the vote and disposition of securities held by MTS-SCA; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

CUSIP No 86881L106	13G

(13)                          MTS Health GP, in its capacity as the managing member of MTS-SCA, has the ability to direct the management of MTS-SCA’s business, including the power to direct the decisions of MTS-SCA regarding the vote and disposition of securities held by MTS-SCA; therefore, MTS Health GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(14)                          MTS Health GP Holdings, in its capacity as the managing member of MTS Health GP, has the ability to direct the management of MTS Health GP, including the power to direct the decisions of MTS Health GP regarding the vote and disposition of securities held by MTS Health GP; therefore, MTS Health GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(15)                          Health Partners, in its capacity as the managing member of MTS Health GP Holdings, has the ability to direct the management of MTS Health GP Holdings, including the power to direct the decisions of MTS Health GP Holdings regarding the vote and disposition of securities held by MTS Health GP Holdings; therefore, MTS Health GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

(16)                          Health Partners GP, in its capacity as the managing member of Health Partners, has the ability to direct the management of Health Partners, including the power to direct the decisions of Health Partners regarding the vote and disposition of securities held by Health Partners; therefore, Health Partners may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by MTS-SCA.

By virtue of the relationships described above, each of POF IV, OCM, Holdings Inc., POF IV GP, POF IV GP Ltd., GP I, Capital I, Holdings I, Holdings, OCG, OCGH GP (the “Oaktree Entities”), MTS Health GP, MTS Health GP Holdings, Health Partners, Health Partners GP (the “MTS Entities” and, collectively with the Oaktree Entities and MTS-SCA, the “Reporting Persons”) may be deemed to have indirect beneficial ownership of 2,328,027 shares of the Issuer’s Common Stock held by MTS-SCA, or approximately 6.1% of the total number of shares of Common Stock outstanding.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Oaktree Entities or the MTS Entities that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Oaktree Entity and each MTS Entity, other than MTS-SCA.

On February 12, 2014, POF IV replaced MTS Health GP as the managing member of MTS-SCA.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 38,142,861 shares of Common Stock outstanding as of November 13, 2013 as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2013.

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii)                                  Shared power to vote or to direct the vote:

See Item 6 of each cover page

CUSIP No 86881L106	13G

(iii)                               Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv)                              Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5                                                            Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Item 6                                                            Ownership of More Than Five Percent on Behalf of Another Person:

See response to items 4(a) and 4(b) above.

Item 7                                                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8                                                            Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9                                                            Notice of Dissolution of Group:

Not Applicable.

13G

Item 10                                                     Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

MTS-SCA ACQUISITION LLC
	By:	OCM Principal Opportunities Fund IV, L.P.
	Its:	Managing Member

	By:	OCM Principal Opportunities Fund IV GP, L.P.
	Its:	General Partner

	By:	OCM Principal Opportunities Fund IV GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

	By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

13G

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

13G

OAKTREE HOLDINGS, INC.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

13G

OAKTREE FUND GP I, L.P.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

13G

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

13G

MTS HEALTH INVESTORS II GP, LLC

By:	MTS Health Investors II GP Holdings, LLC
Its:	Managing Member

By:	MTS Health Partners LP
Its:	Managing Member

By:	MTS Health Partners GP, LLC
Its:	General Partner

By:	/s/ Curtis S. Lane
	Name:	Curtis S. Lane
	Title:	Managing Member

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:	MTS Health Partners LP
Its:	Managing Member

By:	MTS Health Partners GP, LLC
Its:	General Partner

By:	/s/ Curtis S. Lane
	Name:	Curtis S. Lane
	Title:	Managing Member

MTS HEALTH PARTNERS LP

By:	MTS Health Partners GP, LLC
Its:	General Partner

By:	/s/ Curtis S. Lane
	Name:	Curtis S. Lane
	Title:	Managing Member

13G

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement of Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2014

MTS-SCA ACQUISITION LLC
	By:	OCM Principal Opportunities Fund IV, L.P.
	Its:	Managing Member

	By:	OCM Principal Opportunities Fund IV GP, L.P.
	Its:	General Partner

	By:	OCM Principal Opportunities Fund IV GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

	By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

13G

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By:	OCM Principal Opportunities Fund IV GP, L.P.
Its:	General Partner

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

13G

OAKTREE HOLDINGS, INC.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By:	OCM Principal Opportunities Fund IV GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

13G

OAKTREE FUND GP I, L.P.

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Authorized Signatory

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

13G

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

13G

MTS HEALTH INVESTORS II GP, LLC

By:	MTS Health Investors II GP Holdings, LLC
Its:	Managing Member

By:	MTS Health Partners LP
Its:	Managing Member

By:	MTS Health Partners GP, LLC
Its:	General Partner

By:	/s/ Curtis S. Lane
	Name:	Curtis S. Lane
	Title:	Managing Member

MTS HEALTH INVESTORS II GP HOLDINGS, LLC

By:	MTS Health Partners LP
Its:	Managing Member

By:	MTS Health Partners GP, LLC
Its:	General Partner

By:	/s/ Curtis S. Lane
	Name:	Curtis S. Lane
	Title:	Managing Member

MTS HEALTH PARTNERS LP

By:	MTS Health Partners GP, LLC
Its:	General Partner

By:	/s/ Curtis S. Lane
	Name:	Curtis S. Lane
	Title:	Managing Member